May 24, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 5.200% Guaranteed Notes due 2029 of CRH SMW Finance Designated Activity Company, guaranteed by CRH public limited company, under the Exchange Act of 1934.

Sincerely,



**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**